UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75276 / June 24, 2015

Admin. Proc. File No. 3-16476

In the Matter of

AURASOUND, INC.,
C2C CROWDFUNDING, INC.,
CONVENIENCE TV INC., AND
NEWMARKET TECHNOLOGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., or NewMarket Technology, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., and NewMarket Technology, Inc.[2] The order contained in that

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[1]   17 C.F.R. § 201.360(d).

[2]   *AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., Global Sec. Agency Inc., and NewMarket Tech., Inc.,* Initial Decision Release No. 792 (May 12, 2015), 111 SEC Docket 10, 2015 WL 2196507. The stock symbols and Central Index Key numbers are: ARUZQ and 810208 for AuraSound, Inc.; CRWD and 1417900 for C2C CrowdFunding, Inc.; CRPZ and 1454719 for Convenience TV Inc.; and NWMT and 1092083 for NewMarket Technology, Inc.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., and NewMarket Technology, Inc., are revoked.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AURASOUND, INC., C2C CROWDFUNDING, INC., CONVENIENCE TV INC., GLOBAL SECURITY AGENCY INC., AND NEWMARKET TECHNOLOGY, INC.	INITIAL DECISION OF DEFAULT May 12, 2015

APPEARANCE: David S. Frye for the Division of Enforcement,
                        Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., and NewMarket Technology, Inc.[1] The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

The Commission instituted this proceeding on April 7, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by April 11, and Answers were due by April 24. *AuraSound, Inc.*, Admin. Proc. Rulings Release No. 2587, 2015 SEC LEXIS 1550 (Apr. 27, 2015). On April 27, I ordered Respondents to show cause by May 8 why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* I warned that if a Respondent failed to respond to the Order to Show Cause, it would be deemed in default, the proceeding would be

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[1] This Initial Decision does not apply to Global Security Agency Inc., as to which this proceeding has ended. *See AuraSound, Inc.*, Exchange Act Release No. 74769, 2015 SEC LEXIS 1504 (Apr. 21, 2015).

determined against it, and the registration of its securities would be revoked. *Id.* I further notified Respondents that a telephonic prehearing conference would be held on May 8. *Id.*

At the prehearing conference held on May 8, the Division appeared, but no Respondent did. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), I deem the OIP's allegations to be true.

AuraSound, CIK No. 810208 and stock symbol ARUZQ, is a dissolved Nevada corporation located in Santa Ana, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011. On December 21, 2012, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was closed on November 25, 2014. As of April 3, 2015, the company's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

C2C CrowdFunding, CIK No. 1417900 and stock symbol CRWD, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2012, which reported a net loss of $53,937 for the prior year. As of April 3, 2015, the company's common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Convenience TV, CIK No. 1454719 and stock symbol CRPZ, is a revoked Nevada corporation located in Venice, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $151,168 for the prior six months. As of April 3, 2015, the company's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NewMarket Technology, CIK No. 1092083 and stock symbol NWMT, is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a comprehensive loss of $1,222,783 for the prior six months. As of April 3, 2015, the company's common stock was quoted on OTC Link, had

eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive

such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, appeared at the prehearing conference, or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AuraSound, Inc., C2C CrowdFunding, Inc., Convenience TV Inc., and NewMarket Technology, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge